Exhibit 23.2

KPMG LLP

345 Park Avenue

New York, NY

10154-0102

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbacker Renewable Energy Company LLC:

We consent to the use of our report dated March 13, 2020 with respect to the consolidated statements of assets and liabilities of Greenbacker Renewable Energy Company LLC and Subsidiaries (the Company), including the consolidated schedules of investments, as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

New York, New York

November 30, 2020